FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on July 11, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 11, 2006	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: July 11th, 2006 URL: http://www.komatsu.com/

Issuance of Stock Acquisition Rights as Stock Options to Company Directors [Translation]

Komatsu Ltd. (the “Company”) hereby announces that at the meeting of the Board of Directors held on July 11, 2006, the Company resolved the details of the terms and conditions of the issuance of rights to subscribe for or purchase shares of the Company (Stock Acquisition Right) for the purpose of granting stock option to directors, pursuant to the provisions of Article 236, Article 238, and Article 240 of the Corporation Act, and a resolution at the 137th Ordinary General Meeting of the Shareholder of the Company.

[Description]

1.	Reason to issue the Stock Acquisition Rights on preferential terms and conditions:

To raise the morale and motivation of directors for their contributions to the improvement of the consolidated performance of the Company.

2.	The name of Stock Acquisition Rights:

Fifth Stock Acquisition Rights of Komatsu Ltd.

3.	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights:

The shares to be issued for the Stock Acquisition Rights shall be ordinary shares, and the number of shares subject to one Stock Acquisition Right (“Number of Shares Granted”) shall be 1,000 shares.

However, after the resolution date of this agendum (the “Resolution Date”), if the Company effects a stock split of its ordinary shares (including allotment of ordinary shares to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares subject to one Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

4.	Total number of the Stock Acquisition Rights:

331 rights

5.	Persons to whom Stock Acquisition Rights shall be granted (“Grantee”):

Ten directors of the Company.

6.	Subscription amount to be paid for each Stock Acquisition Right (“The subscription amount”):

The subscription amount shall be the amount obtained by multiplying the Number of shares subject to one Stock Acquisition Right by fair value per share provided in the accounting standard concerning the incentive stock option, etc.

7.	Allotment Date of the Stock Acquisition Rights:

August 1, 2006.

8.	Due date of subscription for the Stock Acquisition Rights:

August 1, 2006.

9.	Amount of assets paid upon exercise of the Stock Acquisition Rights:

The amount of assets paid upon exercise of the Stock Acquisition Rights shall be the amount obtained by multiplying the paid-in amount per share to be transfered upon exercise of the Stock Acquisition Rights (the “Exercise Price”) by the Number of Shares subject to one Stock Acquisition Right.

The Exercise Price shall be the amount obtained by multiplying 1.05 by the average of the closing price of the Company’s ordinary shares of each day in regular trading during the month (excluding days when there was no transaction of the Company’s ordinary shares) (the “Closing Price”) at the Tokyo Stock Exchange, immediately preceding the month in which the date of allotment of the Stock Acquisition Rights falls (the “Allotment Date”), with fractions of less than one (1) yen rounded up to a whole yen. However, if the Exercise Price is lower than the Closing Price on the Allotment Date (if there is no Closing Price on that date, the Closing Price on the immediately preceding date shall be applied), the Closing Price on the Allotment Date shall be applied.

In addition, the Exercise Price shall be adjusted as follows.

1)	If the Company effects a stock split or stock consolidation after the Allotment Date of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen resulting from the adjustment being rounded up to a whole yen.

Exercise price after adjustment	=	Exercise price before adjustment	X	1
Ratio of stock split (or stock consolidation)

2)	After the Allotment Date of the Stock Acquisition Rights, if the Company issues new ordinary shares or disposes of the Company’s shares in treasury at a price below the market price, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen being rounded up to a whole yen. However, this shall not apply to the cases where issue or disposition of ordinary shares are made upon exchange of securities exchangeable for Company’s ordinary shares, or upon exercise of Stock Acquisition Rights (including corporate bonds with share acquisition rights).

				Number of currently issued	+	Number of newly issued shares	X	Paid-in amount per share

Market Price

Exercise price after adjustment	=	Exercise price before adjustment	X
Number of currently issued shares + Number of newly issued shares

In addition, the “Number of currently issued shares” in the formula above shall exclude the number of the Company’s shares in treasury, and when disposing of the Company’s shares in treasury, the term “Number of newly issued shares” shall be read as “Number of the Company’s shares in treasury for disposal.”

3)	After the Allotment Date of the Stock Acquisition Rights, if the Company allots shares of the Company of a class other than the ordinary shares without consideration to the holders of the ordinary shares of the Company, or pays dividends in the form of shares of another company to the holders of the ordinary shares, and if, in consideration of all factors in the situation, there is a need to adjust the Exercise Price, the Company shall adjust the Exercise Price to the extent reasonable.

10.	Exercise period for the Stock Acquisition Rights:

From August 1, 2007 to July 31, 2014

11.	Conditions for the exercise of the Stock Acquisition Rights:

1)	The Grantee may exercise his or her Stock Acquisition Rights pursuant to the conditions stipulated in the contracts to be executed by and between the Company and the Grantees of the Stock Acquisition Rights (“the Stock Acquisition Rights Contracts”), after the Grantee loses his or her position as Director of the Company at the time such right was granted.

2)	In the event that Grantee dies, his or her heir may exercise his or her Stock Acquisition Rights pursuant to the conditions stipulated in the Stock Acquisition Rights Contracts.

12.	Restriction on Transfer and Acquisition:

Transfer and acquisition of the Stock Acquisition Rights shall be subject to the approval by resolution of the Board of Directors.

13.	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights:

1)	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be 1/2 of the maximum amount of capital increase, calculated in accordance with Article 40, Paragraph 1 of the Regulations for Corporation Accounting. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

2)	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtainable by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in I. above.

14.	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company:

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

15.	In the event where the Company engages in any merger (after which the Company ceases to exist), a corporate split in which a division is merged into an existing company, a corporate split in which a division is spun off to establish a new company, or an exchange or transfer of shares (collectively the “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (the “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant joint stock companies prescribed in Items i) through ho) of Article 236, Paragraph 1, Item 8 of the Corporation Act (the “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall be extinguished and the Reorganized Company shall issue new Stock Acquisition Rights. However, the new Stock Acquisition Rights shall be granted, only if provisions for granting them in accordance with the following conditions are included in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement in which a division is merged into a Reorganized Company, a plan for a corporate split in which a division is spun off to establish a Reorganized Company or a share exchange agreement, or a plan for transfer of shares.

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted an identical number of the Stock Acquisition Rights of the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

The type of shares subject to the Stock Acquisition Rights shall be ordinary shares of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with 1) above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtainable by multiplying the Exercise Price to be adjusted after taking into consideration the conditions and other factors concerning the Restructuring Actions, by the number of shares to be issued for each acquisition right as stipulated in iii. above.

v.	Exercise period for the Stock Acquisition Rights

The Exercise Period shall begin on either the first day of the exercise period for the Stock Acquisition Rights stipulated in Item 10 above, or on the day that the Restructuring Actions take effect, whichever is later, and shall continue to the final day of the exercise period for the Stock Acquisition Rights stipulated in Item 10 above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on Item 13 above.

vii.	Restriction on Transfer and Acquisition of the Stock Acquisition Rights

Transfer and acquisition of the Stock Acquisition Rights shall require an approval of the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

16.	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.

[Reference]

(1)	Date of the resolution of the board of directors pursuant to which it was decided to submit the proposal regarding Stock Acquisition Rights for shareholder approval at the 137th Annual General Meeting of Shareholders: May 11, 2006

(2)	Date of the resolution of shareholders at the 137th Annual General Meeting of shareholders approving the issuance of the Stock Acquisition Rights: June 23, 2006

(end)

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: July 11th, 2006 URL: http://www.komatsu.com/

Issuance of Stock Acquisition Rights as Stock Options to Employees and Others [Translation]

Komatsu Ltd. (the “Company”) hereby announces that at the meeting of the Board of Directors held on July 11, 2006, the Company resolved the details of the terms and conditions of the issuance of rights to subscribe for or purchase shares of the Company (Stock Acquisition Right) for the purpose of granting stock option to employees and Presidents of major subsidiaries, pursuant to a resolution at the 137th Ordinary General Meeting of the Shareholder of the Company.

[Description]

1.	Reason to issue the Stock Acquisition Rights on preferential terms and conditions :

To raise the morale and motivation of employees and Presidents of major subsidiaries for their contributions to the improvement of the consolidated performance of the Company.

2.	The name of Stock Acquisition Rights:

Sixth Stock Acquisition Rights of Komatsu Ltd.

3.	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights

The shares to be issued for the Stock Acquisition Rights shall be ordinary shares, and the number of shares subject to one Stock Acquisition Right (“Number of Shares Granted”) shall be 1,000 shares.

However, after the resolution date of this agendum (the “Resolution Date”), if the Company effects a stock split of its ordinary shares (including allotment of ordinary shares to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares subject to one Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

4.	Total number of the Share Acquisition Rights:

502 rights

5.	Persons to whom Stock Acquisition Rights shall be granted (“Grantee”):

41 employees of the Company and 15 Presidents of major subsidiaries.

6.	Subscription amount to be paid for each Stock Acquisition Right (The subscription amount):

No consideration shall be paid.

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7.	Allotment Date of the Stock Acquisition Rights:

August 1, 2006.

8.	Amount of assets paid upon exercise of the Stock Acquisition Rights:

The amount of assets paid upon exercise of the Stock Acquisition Rights shall be the amount obtained by multiplying the paid-in amount per share to be transfered upon exercise of the Stock Acquisition Rights (the “Exercise Price”) by the Number of Shares subject to one Stock Acquisition Right.

The Exercise Price shall be the amount obtained by multiplying 1.05 by the average of the closing price of the Company’s ordinary shares of each day in regular trading during the month (excluding days when there was no transaction of the Company’s ordinary shares) (the “Closing Price”) at the Tokyo Stock Exchange, immediately preceding the month in which the date of allotment of the Stock Acquisition Rights falls (the “Allotment Date”), with fractions of less than one (1) yen rounded up to a whole yen. However, if the Exercise Price is lower than the Closing Price on the Allotment Date (if there is no Closing Price on that date, the Closing Price on the immediately preceding date shall be applied), the Closing Price on the Allotment Date shall be applied.

In addition, the Exercise Price shall be adjusted as follows.

1)	If the Company effects a stock split or stock consolidation after the Allotment Date of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen resulting from the adjustment being rounded up to a whole yen.

Exercise price after adjustment	=	Exercise price before adjustment	X	1
Ratio of stock split (or stock consolidation)

2)	After the Allotment Date of the Stock Acquisition Rights, if the Company issues new ordinary shares or disposes of the Company’s shares in treasury at a price below the market price, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen being rounded up to a whole yen. However, this shall not apply to the cases where issue or disposition of ordinary shares are made upon exchange of securities exchangeable for Company’s ordinary shares, or upon exercise of Stock Acquisition Rights (including corporate bonds with share acquisition rights).

				Number of currently issued shares	+	Number of newly issued shares	X	Paid-in amount per share

Market Price

Exercise price after adjustment	=	Exercise price before adjustment	X
Number of currently issued shares + Number of newly issued shares

In addition, the “Number of currently issued shares” in the formula above shall exclude the number of the Company’s shares in treasury, and when disposing of the Company’s shares in treasury, the term “Number of newly issued shares” shall be read as “Number of the Company’s shares in treasury for disposal.”

3)	After the Allotment Date of the Stock Acquisition Rights, if the Company allots shares of the Company of a class other than the ordinary shares without consideration to the holders of the ordinary shares of the Company, or pays dividends in the form of shares of another company to the holders of the ordinary shares, and if, in consideration of all factors in the situation, there is a need to adjust the Exercise Price, the Company shall adjust the Exercise Price to the extent reasonable.

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9.	Exercise period for the Stock Acquisition Rights:

From August 1, 2007 to July 31, 2014

10.	Conditions for the exercise of the Stock Acquisition Rights:

1)	The Grantee may exercise his or her Stock Acquisition Rights pursuant to the conditions stipulated in the contracts to be executed by and between the Company and the Grantees of the Stock Acquisition Rights (“the Stock Acquisition Rights Contracts”), after the Grantee loses his or her position as employees of the Company and Presidents of major subsidiaries at the time such right was granted.

2)	In the event that Grantee dies, his or her heir may exercise his or her Stock Acquisition Rights pursuant to the conditions stipulated in the Stock Acquisition Rights Contracts.

11.	Restriction on Transfer and Acquisition

Transfer and acquisition of the Stock Acquisition Rights shall be subject to the approval by resolution of the Board of Directors.

12.	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights

1)	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be 1/2 of the maximum amount of capital increase, calculated in accordance with Article 40, Paragraph 1 of the Regulations for Corporation Accounting. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

2)	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtainable by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in I. above.

13.	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

14.	In the event where the Company engages in any merger (after which the Company ceases to exist), a corporate split in which a division is merged into an existing company, a corporate split in which a division is spun off to establish a new company, or an exchange or transfer of shares (collectively the “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (the “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant joint stock companies prescribed in Items i) through ho) of Article 236, Paragraph 1, Item 8 of the Corporation Act (the “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall be extinguished and the Reorganized Company shall issue new Stock Acquisition Rights. However, the new Stock Acquisition Rights shall be granted, only if provisions for granting them in accordance with the following conditions are included in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement in which a division is merged into a Reorganized Company, a plan for a corporate split in which a division is spun off to establish a Reorganized Company or a share exchange agreement, or a plan for transfer of shares.

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i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted an identical number of the Stock Acquisition Rights of the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

The type of shares subject to the Stock Acquisition Rights shall be ordinary shares of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with 1) above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtainable by multiplying the Exercise Price to be adjusted after taking into consideration the conditions and other factors concerning the Restructuring Actions, by the number of shares to be issued for each acquisition right as stipulated in iii. above.

v.	Exercise period for the Stock Acquisition Rights

The Exercise Period shall begin on either the first day of the exercise period for the Stock Acquisition Rights stipulated in Item 9 above, or on the day that the Restructuring Actions take effect, whichever is later, and shall continue to the final day of the exercise period for the Stock Acquisition Rights stipulated in Item 9 above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on Item 12 above.

vii.	Restriction on Transfer and Acquisition of the Stock Acquisition Rights

Transfer and acquisition of the Stock Acquisition Rights shall require an approved of the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

15.	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.

[Reference]

(1)	Date of the resolution of the board of directors pursuant to which it was decided to submit the proposal regarding Stock Acquisition Rights for shareholder approval at the 137th Annual General Meeting of Shareholders: May 11, 2006
(2)	Date of the resolution of shareholders at the 137th Annual General Meeting of shareholders approving the issuance of the Stock Acquisition Rights: June 23, 2006

(end)

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